Exhibit 99.1

500.com Welcomes TshinghuaUnigroup as Strategic Investor

SHENZHEN, China, June 9, 2015—500.com Limited (NYSE: WBAI) (“500.com” or the “Company”), a leading online sports lottery service provider in China, today announced that it has entered into a definitive purchase agreement with Tsinghua Unigroup International Co., Ltd. (“Tsinghua Unigroup”), a subsidiary of Tsinghua Unigroup Co., Ltd, for the issuance and sale of newly issued ordinary shares of the Company.

Pursuant to the purchase agreement, Tsinghua Unigroup International Co., Ltd. will purchase 63,500,500 newly issued Class A ordinary shares of the Company for a total purchase price of approximately US$123.8 million in cash. The per share purchase price of US$1.95 (corresponding to US$19.5 per American Depository Receipts) represents a 1.4% discount of the average closing trading price of the Company's ordinary shares for the 30 trading days ended June 8, 2015, or a 17.9% discount of the closing trading price of the Company's ordinary shares on June 8, 2015, the day prior to the date of the purchase agreement.

Unigroup International has agreed to subject all the shares it or its affiliate will acquire in the transaction to a contractual lock-up restriction for six month after the closing. The closing is expected to take place on or before June 30, 2015, upon satisfaction of customary closing conditions.

Upon closing, Tsinghua Unigroup will hold 15.2% of the Company’s issued and outstanding ordinary shares. Pursuant to the purchase agreement, the Company agreed, and the board of directors of the Company approved, to appoint Mr. Weiguo Zhao, the chairman of Tsinghua Unigroup, as a director of the Company upon closing. Since 2009, Mr. Weiguo Zhao has served various management roles in Tsinghua Unigroup, including CEO and chairman. Mr. Weiguo Zhao also serves as a senior vice president of Tsinghua Holdings Ltd. Mr. Weiguo Zhao serves as the chairman and CEO of Beijing Unis Communications Technology Group Ltd. Mr. Weiguo Zhao has served as the chairman of Beijing Jian Kun Investment Corporation Ltd. since 2003. Mr Zhao also serves as a director of TCL Corporation and Tongfang Co., Ltd. from 2015. Mr. Weiguo Zhao is 48 years old and holds a Master of Science degree in electronics engineering from Tsinghua University.

Tsinghua Unigroup Co., Ltd. is majority owned by Tsinghua Holdings Co., Ltd. which is 100% owned by Tsinghua University.

Mr. Zhengming Pan, the chief executive officer of the Company, commented, “We want to welcome Tsinghua Unigroup as a shareholder to our company and to express our appreciation to Tsinghua Unigroup’s confidence in our company. We believe the partnership between Unigroup and our company will be long term and mutually beneficial. The partnership will also bring Tsinghua University's strong technical and research capabilities to 500.com.”

About 500.com Limited

500.com Limited (NYSE:WBAI) is a leading online sports lottery service provider in China. The Company offers a comprehensive and integrated suite of online lottery services, information, user tools and virtual community venues to its users. 500.com was among the third companies to provide online lottery services in China, and is one of two entities that have been approved by the Ministry of Finance to provide online lottery sales services on behalf of the China Sports Lottery Administration Center, which is the government authority that is in charge of the issuance and sale of sports lottery products in China.

About Tsinghua Unigroup Co., Ltd.

Tsinghua UnigroupCo., Ltd. is an operating subsidiary of Tsinghua Holdings Co., Ltd., a solely state-owned limited liability corporation funded by Tsinghua University in China. Tsinghua Holdings Co., Ltd. is the controlling shareholder of Unigroup. The other shareholder is Beijing Jiankun Investment Group Co. Ltd. Unigroup's business lines include high-technology, bio-technology, science park development, and urban infrastructure construction.For additional information, please visit http://www.unigroup.com.cn.

Safe Harbor Statements

This news release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “going forward,” “outlook” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

For more information, please contact:

500.com Limited

ir@500wan.com

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

E-mail: carnell@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@ChristensenIR.com